EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Historical Years ended December 31,
	2003	2002	2001	2000	1999

Income (loss) before income taxes	$20,051	$(24,556)	$532	$5,159	$9,515
Interest	11,238	11,542	16,673	15,876	7,057
Amortization of debt issuance costs	893	781	919	877	409
Amortization of discount on sr. notes	451	154	204	205	102
1/4 (1/3 for years 2002-1999) of rental expense-operating leases	855	1,295	1,196	1,064	895

Earnings	$33,488	$(10,784)	$19,524	$23,181	$17,978

Interest	$11,238	$11,542	$16,673	$15,876	7,057
Amortization of debt issuance costs	893	781	919	877	409
Amortization of discount on sr. notes	451	154	204	205	102
1/4 (1/3 for years 2002-1999) of rental expense-operating leases	855	1,295	1,196	1,064	895

Fixed Charges	$13,437	$13,772	$18,992	$18,022	$8,463

Ratio of Earnings to Fixed Charges	2.49	(0.78)	1.03	1.29	2.12